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                                                Filed by: McLeodUSA Incorporated

                           Pursuant to Rule 425 under the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                  Subject Company:  CapRock Communications Corp.
                                                 Commission File No.:  000-24581


[The following is the text from a press release dated November 3, 2000 which reported the progress of the CapRock merger.]


[McLeodUSA logo]                    [MCLD: A Nasdaq-100
                                    Company logo]


McLeodUSA Incorporated
McLeodUSA Technology Park
6400 C Street SW, PO Box 3177
Cedar Rapids, IA 52406-3177
Investor Contact:  Bryce E. Nemitz
Press Contact:  Bruce A. Tiemann
mcleodusa_ir@mcleodusa.com
Phone:  (319) 790-7800
FAX:    (319) 790-7767

FOR IMMEDIATE RELEASE

                    McLeodUSA Merger with CapRock on Track

Cedar Rapids, Iowa - November 3, 2000 - McLeodUSA Incorporated (Nasdaq: MCLD), one of the nation's top telecommunications companies, today announced that its planned merger with CapRock Communications of Dallas, Texas is on track. McLeodUSA reported that it has secured antitrust clearance, as well as bondholder consent, and the SEC has declared the registration effective. A proxy statement and prospectus has been mailed to CapRock shareholders.

McLeodUSA President and COO Steve Gray commented, "We are proceeding full speed ahead toward closing this transaction. The CapRock quarterly results released late yesterday were entirely within our expectations, and we are comfortable with the outlook good forward." He added, "We look forward to meeting with our investors and analysts in New York on Wednesday, November 8 as well as with those who join us on our live Webcast." The Company's Webcast will be available at www.mcleodusa.com/aboutmcleodusa/investorrelations/webcasts.php3.
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About McLeodUSA
---------------
McLeodUSA provides selected telecommunications services to customers nationwide. Integrated communications including local services are currently available in several Midwest and Rocky Mountain states; long distance and advanced data services are available in all 50 states. McLeodUSA is a facilities-based telecommunications provider with 375 ATM switches, 37 voice switches, nearly 905,000 local lines, and 9,500 employees. The Company recently expanded its marketplace for advanced data and Internet services to all 50 states through the acquisition of Splitrock Services, Inc. The network acquired in the Splitrock transaction is capable of transmitting integrated next-generation data, video and voice services, reaching 800 cities and 90 percent of the U.S. population. In the next 12 months, McLeodUSA plans to distribute 30 million directories in 26 states, serving a population of 51 million. McLeodUSA Incorporated is a Nasdaq-100 company traded as MCLD. The Company's Web site is available at www.mcleodusa.com.
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Some of the statements contained in this press release discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The "forward-looking" information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called forward-looking statements by words like "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," "potential," or "continue" or the negative of those words and other comparable words. You should be aware that those statements only reflect the predictions of McLeodUSA. Actual events or results may differ substantially. Important factors that could cause actual events or results of McLeodUSA to be materially different from the forward-looking statements include availability of financing and regulatory approvals, the number of potential customers in a target market, the existence of strategic alliances or relationships, technological, regulatory or other developments in the industry, changes in the competitive climate in which McLeodUSA operates and the emergence of future opportunities. These and other applicable risks are summarized under the caption "Risk Factors" in the McLeodUSA Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which is filed with the Securities and Exchange Commission.